Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES CONVERSION AND REDEMPTION OF 6.50%
CONVERTIBLE GUARANTEED NOTES DUE 2008 AND REDEMPTION OF 7.25%
GUARANTEED SENIOR NOTES DUE 2008

Dublin, Ireland, December 14, 2006 - Elan Corporation, plc (“Elan”) announced, that following the issuance of a notice of redemption for the outstanding 6.5% Convertible Guaranteed Notes due 2008 (the “Convertible Notes”) issued by Elan Capital Corp. Ltd, a wholly owned subsidiary (“Elan Capital Corp.”), and guaranteed by Elan, holders of approximately US$253.6 million of Convertible Notes elected to convert their Convertible Notes, on or before the close of business on December 13, 2006, into American Depository Shares (“ADSs”) or ordinary shares of Elan at a conversion rate of 134.7709 ADSs or 134.7709 ordinary shares per US$1,000 principal amount of Convertible Notes. The conversion price of the Convertible Notes is approximately US$7.42 per ADS/ordinary share. As a result of the conversion of such Convertible Notes, approximately 34.2 million ADS/ordinary shares were issued to holders electing to convert their Convertible Notes. The remaining US$0.4 million of outstanding Convertible Notes will be redeemed at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the redemption date of December 22, 2006. Elan Capital Corp. will redeem such unconverted Convertible Notes solely with cash from Elan’s consummated senior notes offering. As of today, Elan has approximately 466.6 million ADS/ordinary shares outstanding, which includes the ADS/ordinary shares issued to holders electing to convert their Convertible Notes.

In addition, Elan announced that Athena Neurosciences Finance, LLC, its wholly owned subsidiary (“Athena”), delivered a notice of redemption to the holders of Athena’s outstanding US$613 million aggregate principal amount of 7.25% Guaranteed Senior Notes due 2008 (the “Athena Notes”). The Athena Notes are guaranteed by Elan. As stated in the notice of redemption and in accordance with the indenture under which the Athena Notes were issued, Athena is exercising its right to redeem all of its Athena Notes on January 12, 2006 at a redemption price equal to accrued and unpaid interest to, but excluding, the redemption date plus the sum of the present values of the future interest and principal payments on the Athena Notes, based upon prevailing U.S. treasury rates plus 25 basis points, as determined three business days prior to the redemption date in accordance with the terms of the indenture. Athena will redeem such Athena Notes with cash from Elan’s consummated senior notes offering and cash on hand. After completion of the redemption of the remaining outstanding Convertible Notes and the outstanding Athena Notes, the next scheduled maturity date for outstanding long-term indebtedness of Elan will occur in 2011.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.